Filed pursuant to Rule 424(b)(5)

Registration No. 333-166307

Prospectus Supplement

(To Prospectus dated May 26, 2010)

1,000,000 Shares of Common Stock

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus supplement, dated April 30, 2012, of Cereplast, Inc. (the “April 30 Prospectus Supplement”) and the prospectus, dated May 26, 2010, of Cereplast, Inc. (the “Original Prospectus”). This Supplement is not complete without, and may not be delivered or used except in connection with, the April 30 Prospectus Supplement and the Original Prospectus.

The information in this Supplement modifies and supersedes, in part, the information in the April 30 Prospectus Supplement. Any information that is modified or superseded in the April 30 Prospectus Supplement shall not be deemed to constitute a part of the April 30 Prospectus Supplement, except as modified or superseded by this Supplement.

See “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 30, 2012, and page 3 of the prospectus dated May 26, 2010, for risk factors and information you should consider before you purchase shares.

The information appearing in the table below with respect to the total offering price and total proceeds supersedes the information with respect to the total offering price and total proceeds in the table appearing on the cover page of the April 30 Prospectus Supplement.

	Per Share	Total
Public offering price	$0.50	$500,000
Proceeds, before expenses, to us	$0.50	$500,000

The date of this prospectus supplement is May 1, 2012.